Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Shareholders

Mad Catz Interactive, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-103798) on Form S-8 of Mad Catz Interactive, Inc. of our report dated May 26, 2006, except for paragraph 5 of note 9, which is as of June 23, 2006, relating to the consolidated balance sheets of Mad Catz Interactive, Inc. and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2006, and the related financial statement Schedule II, which report appears in the March 31, 2006 Annual Report on Form 10-K of Mad Catz Interactive, Inc.

/s/ KPMG LLP

San Diego, California

June 28, 2006